Exhibit 99.1

Portage Biotech Inc.

Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended December 31, 2021

(Unaudited – Prepared by Management)

(U.S. Dollars)

Portage Biotech Inc.

Condensed Consolidated Interim Financial Statements

Index	Page

Notice to Reader	F-1

Condensed Consolidated Interim Statements of Financial Position As of December 31, 2021 (Unaudited) and March 31, 2021	F-2

Condensed Consolidated Interim Statements of Operations and Other Comprehensive (Loss) (Unaudited) Three and nine months ended December 31, 2021 and 2020	F-3

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity (Unaudited) Nine months ended December 31, 2021 and 2020	F-4

Condensed Consolidated Interim Statements of Cash Flows (Unaudited) Nine months ended December 31, 2021 and 2020	F-5

Notes to Condensed Consolidated Interim Financial Statements	F-6 to F-30

NOTICE TO READER OF CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The condensed consolidated interim financial statements for Portage Biotech Inc. are comprised of the condensed consolidated statements of financial position as of December 31, 2021 and March 31, 2021, and the condensed consolidated interim statements of operations and comprehensive loss for the three and nine months ended December 31, 2021 and 2020 and the statements of equity and cash flows for each of the nine months then ended and are the responsibility of the Company’s management.

The condensed consolidated interim financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these condensed consolidated interim financial statements in accordance with International Financial Reporting Standards.

“signed”	“signed”
Allan Shaw, CFO	Ian Walters MD, Director

DATE: February 25, 2022

F-1

Portage Biotech Inc.

Condensed Consolidated Interim Statements of Financial Position

(U.S. Dollars in thousands)

(Unaudited – see Notice to Reader dated February 25, 2022)

As of,	Notes	December 31, 2021	March 31, 2021
			(Audited)
Assets
Current assets
Cash and cash equivalents		$25,603	$2,770
Prepaid expenses and other receivables	5	672	2,176
Total current asset		26,275	4,946
Long-term assets
Long-term portion of other receivables	5	–	22
Investment in associate	6	1,372	1,735
Investments in private companies	8	7,409	7,409
Goodwill	9	43,324	43,324
In-process research and development	10	117,388	117,388
Other assets		38	36
Total assets		$195,806	$174,860

Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities		$477	$1,938
Warrant liability	13	159	1,120
Unsecured notes payable	11	–	150
Total current liabilities		636	3,208
Non-current liabilities
Deferred tax liability	10, 12	23,606	24,050
Total non-current liabilities		23,606	24,050
Total liabilities		24,242	27,258
Shareholders’ Equity
Capital stock	14	158,294	130,649
Stock option reserve	15	14,225	7,977
Accumulated other comprehensive income		958	958
Accumulated deficit		(47,688)	(38,135)
Total equity attributable to owners of the Company		125,789	101,449
Non-controlling interest	21	45,775	46,153
Total equity		171,564	147,602
Total liabilities and equity		$195,806	$174,860
Commitments and Contingent Liabilities (Note 17)

On behalf of the Board	“Allan Shaw”	Chief Financial Officer	“Ian Walters”	Director
	(signed)		(signed)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-2

Portage Biotech Inc.

Condensed Consolidated Interim Statements of Operations and Other Comprehensive (Loss)

(U.S. Dollars in thousands, except per share amounts)

(Unaudited – see Notice to Reader dated February 25, 2022)

	Notes	Three months ended December 31,		Nine months ended December 31,
		2021	2020	2021	2020
		In 000’$	In 000’$	In 000’$	In 000’$
Expenses
Research and development		$1,928	$414	$4,804	$1,658
General and administrative expenses		2,241	452	6,288	1,349
Loss from operations		(4,169)	(866)	(11,092)	(3,007)
Change in fair value of warrant liability	13	342	(500)	726	(441)
Share of (loss) income in associate accounted for using equity method	6	(261)	(121)	(363)	270
Income (loss) on equity issued at a discount	14	–	77	–	(1,256)
Gain on sale of marketable equity securities		–	–	–	72
(Loss) on extinguishment of notes payable	11	–	–	–	(223)
Foreign exchange transaction (loss)		–	(2)	–	(2)
Interest (expense)		(1)	(3)	(42)	(172)
Loss before provision for income taxes		(4,089)	(1,415)	(10,771)	(4,759)
Income tax (expense) benefit	12	(117)	65	465	65
Net (loss)		(4,206)	(1,350)	(10,306)	(4,694)
Other comprehensive income (loss)
Unrealized (loss) on investment	8	–	–	–	–
Total comprehensive (loss) for period		$(4,206)	$(1,350)	$(10,306)	$(4,694)
Net (loss) income attributable to:
Owners of the Company		$(3,512)	$(1,184)	$(9,553)	$(4,335)
Non-controlling interest	21	(694)	(166)	(753)	(359)
Net (loss) income		$(4,206)	$(1,350)	$(10,306)	$(4,694)
Comprehensive (loss) attributable to:
Owners of the Company		$(3,512)	$(1,184)	$(9,553)	$(4,335)
Non-controlling interest	21	(694)	(166)	(753)	(359)
Total comprehensive (loss) income for year		$(4,206)	$(1,350)	$(10,306)	$(4,694)
(Loss) per share (Actual)	16
Basic and diluted		$(0.26)	$(0.10)	$(0.74)	$(0.37)
Weighted average shares outstanding	16
Basic and diluted		13,344	12,031	12,966	11,619

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-3

Portage Biotech Inc.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

For the Nine Months Ended December 31, 2021 and 2020

(U.S. Dollars)

(Unaudited – see Notice to Reader dated February 25, 2022)

	Number of Shares	Capital Stock	Stock Option Reserve	Accumulated Other Comprehensive Income	Retained Earnings (Accumulated Deficit)	Equity Attributable to Owners of Company	Non-controlling Interest	Total Equity
	In ‘000’	In ‘000’$	In ‘000’$	In ‘000’$	In ‘000’$	In ‘000’$	In ‘000’$	In ‘000’$
Balance, April 1, 2021	12,084	$130,649	$7,977	$958	$(38,135)	$101,449	$46,153	$147,602
Share-based compensation	–	–	6,248	–	–	6,248	191	6,439
Shares issued under ATM	91	2,643	–	–	–	2,643	–	2,643
Shares issued under offering	1,150	26,450	–	–	–	26,450	–	26,450
Share issuance costs	–	(1,877)	–	–	–	(1,877)	–	(1,877)
Shares issued or accrued for services	4	90	–	–	–	90	–	90
Warrants exercised	16	339	–	–	–	339	–	339
Exchange of notes payable and accrued interest for iOx shares	–	–	–	–	–	–	184	184
Net loss for period	–	–	–	–	(9,553)	(9,553)	(753)	(10,306)
Balance, December 31, 2021	13,345	$158,294	$14,225	$958	$(47,688)	$125,789	$45,775	$171,564

Balance, April 1, 2020	10,988	$117,817	$58	$958	$(22,302)	$96,531	$49,110	$145,641
Shares issued under private placement	698	6,980	–	–	–	6,980	–	6,980
Share issuance costs	–	(248)	–	–	–	(248)	–	(248)
Share-based compensation	–	–	–	–	–	–	712	712
Exchange of SalvaRx Limited warrants for Portage warrants	–	2,640	–	–	–	2,640	–	2,640
Settlement of non-controlling interest in SalvaRx Limited	–	2,451	–	–	–	2,451	(2,451)	–
Warrant liability at contract price	–	(330)	–	–	–	(330)	–	(330)
Fair value adjustment for shares issued at a discount in SalvaRx Limited	397	1,256	–	–	–	1,256	–	1,256
Expiration of unexercised stock options	–	22	(22)	–	–	–	–	–
Net loss for period	–	–	–	–	(4,335)	(4,335)	(359)	(4,694)
Balance, December 31, 2020	12,083	$130,588	$36	$958	$(26,637)	$104,945	$47,012	$151,957

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-4

Portage Biotech Inc.

Condensed Consolidated Interim Statements of Cash Flows

For the Nine Months Ended December 31, 2021 and 2020

(U.S. Dollars in thousands)

(Unaudited – see Notice to Reader dated February 25, 2022)

	Nine Months Ended December 31,
	2021	2020
Cash flows provided by (used in) operating activities:
Net loss for the period	$(10,306)	$(4,694)
Adjustments for non-cash items:
Share-based compensation expense	6,439	712
(Decrease) in deferred tax liability	(444)	–
(Income) loss on fair value of warrant liability	(726)	441
Value of shares issued for services	90	–
Share of loss (gain) in associate	363	(270)
Gain on sale of marketable equity securities	–	(72)
Loss on equity issued at a discount	–	1,256
Amortization of debt discount	–	76
Loss on early extinguishment of debt	–	223
Foreign exchange transaction loss	–	2
Changes in operating working capital:
Accounts receivable	385	23
Prepaid expenses and other receivables	1,286	14
Other assets	(144)	(36)
Accounts payable and accrued liabilities	(1,486)	(1,014)
Other	30	(28)
Net cash used in operating activities	(4,513)	(3,367)
Cash flows provided by (used in) investing activities:
Proceeds from sale of marketable securities	–	140
Investment in associates	–	(1,000)
Net cash used in investing activities	–	(860)
Cash flows provided by (used in) financing activities:
Proceeds from shares issued under registered offering	29,093	6,980
Share issuance costs	(1,852)	(248)
Proceeds from exercise of stock purchase warrants	105	–
Repayment of unsecured notes payable	–	(1,020)
Repayment of advance from related party	–	(1,000)
Net cash provided by financing activities	27,346	4,712

Increase in cash and cash equivalents during period	22,833	485
Cash and cash equivalents at beginning of period	2,770	3,152
Cash and cash equivalents at end of period	$25,603	$3,637

Supplemental disclosure of cash flow information:
Cash paid for interest	$19	$748
Increase in accounts payable for stock issuance costs	$25	$–

Supplemental disclosure of non-cash investing and financing activities:
Fair value of warrant liability for Portage warrants issued	$159	$271
Decrease in warrant liability from warrant exercise	$235	$–
Exchange of iOx shares for settlement of notes payable, accrued interest and warrants	$184	$–
Shares issued pursuant to settlement of SalvaRx Limited notes and warrants	$–	$2,640

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-5

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated February 25, 2022)

NOTE 1. NATURE OF OPERATIONS

Portage Biotech Inc. (the "Company" or “Portage”) is incorporated in the British Virgin Islands ("BVI") with its registered office located at Clarence Thomas Building, P.O. Box 4649, Road Town, Tortola, BVI. Its USA agent, Portage Development Services ("PDS"), is located at 61 Wilton Road, Westport, CT, 06880, USA.

The Company is a foreign private issuer under SEC rules. It is also a reporting issuer under the securities legislation of the provinces of Ontario and British Columbia. Its ordinary shares were listed on the Canadian Stock Exchange (“CSE”) under the symbol “PBT.U”. On February 25, 2021, the ordinary shares of the Company began trading on the NASDAQ Capital Market (“NASDAQ”) under the symbol “PRTG”. As the principal market for the Company’s ordinary shares is NASDAQ, the Company voluntarily delisted from the CSE on April 23, 2021.

Portage is a clinical stage immune-oncology company focused on overcoming immune resistance and currently managing 10 immuno-oncology assets at various development stages. We source, nurture and develop the creation of early- to mid-stage, first- and best-in-class therapies for a variety of cancers, by funding, implementing viable, cost effective product development strategies, clinical counsel/trial design, shared services, financial and project management to enable efficient, turnkey execution of commercially informed development plans. Our drug development pipeline portfolio encompasses products or technologies based on biology addressing known resistance pathways/mechanisms of current check point inhibitors with established scientific rationales, including intratumoral delivery, nanoparticles, liposomes, aptamers, and virus-like particles.

On August 13, 2018, the Company reached a definitive agreement to acquire 100% of SalvaRx Limited (“SalvaRx”) in exchange for 8,050,701 ordinary shares of the Company (the "SalvaRx Acquisition"). The SalvaRx Acquisition was completed on January 8, 2019 (the “Acquisition Date”) upon receiving shareholder and regulatory approval. In connection with the SalvaRx Acquisition, the Company acquired interests in SalvaRx’s five research and development invested entities and subsidiaries: iOx Therapeutics Ltd. (“iOx”), Nekonal Oncology Limited (“Nekonal”), Intensity Therapeutics, Inc. (“Intensity”), Saugatuck Therapeutics Ltd. (“Saugatuck”) and Rift Biotherapeutics Inc. (“Rift”).  The Company also acquired an option in Nekonal SARL, a Luxembourg-based company holding intellectual property rights for therapeutics and diagnostics in the field of autoimmune disorders and oncology, to participate in the funding of its autoimmune programs. During fiscal 2021, the Company abandoned its interests in Nekonal.

On June 5, 2020, the Company effected a 100:1 reverse stock split. All share and per share information included in the consolidated financial statements have been retroactively adjusted to reflect the impact of the reverse stock split. The shares of ordinary shares authorized remained at an unlimited number of ordinary shares without par value.

Portage filed a shelf registration statement and prospectus with the Securities and Exchange Commission (“SEC”) under which it may sell shares, debt securities, warrants and units that Portage may sell in one or more offerings from time to time, which became effective on March 8, 2021 (“Registration Statement” or “Prospectus”). The specific terms of any securities to be offered pursuant to the base prospectus are specified in the sales agreement prospectus. The Registration Statement currently includes:

•	a base prospectus, which covers the offering, issuance and sales by us of up to $200,000,000 in the aggregate of the securities identified above from time to time in one or more offerings;
•	a sales agreement supplemental prospectus covering the offer, issuance and sale by us in an “at the market” offering of up to a maximum aggregate offering price of up to $50,000,000 of our ordinary shares that may be issued and sold from time to time under sales agreement, or sales agreement, with Cantor Fitzgerald & Co., or Cantor Fitzgerald, the sales agent; and
•	a prospectus supplement dated June 24, 2021, for the offer, issuance and sale by us of 1,150,000 ordinary shares for gross proceeds of approximately $26.5 million in a firm commitment underwriting with Cantor Fitzgerald.

F-6

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated February 25, 2022)

NOTE 1. NATURE OF OPERATIONS (Cont’d)

The sales agreement with Cantor Fitzgerald permits the Company to sell in an at the market offering up to $50,000,000 of ordinary shares from time to time, the amount of which is included in the $200,000,000 of securities that may be offered, issued and sold by us under the base prospectus. The sales under the prospectus will be deemed to be made pursuant to an “at the market” offering as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933 (the Securities Act). Upon termination of the sales agreement, any portion of the $50,000,000 included in the sales agreement prospectus that is not sold pursuant to the sales agreement will be available for sale in other offerings pursuant to the base prospectus, and if no shares are sold under the sales agreement, the full $50,000,000 of securities may be sold in other offerings pursuant to the base prospectus. See Note 2, “Liquidity” and Note 14, “Capital Stock” for a further discussion.

NOTE 2. LIQUIDITY

As of December 31, 2021, the Company had cash and cash equivalents of $25.6 million and total current liabilities of $0.6 million (inclusive of $0.2 million warrant liability settleable on a non-cash basis). For the nine months ended December 31, 2021, the Company is reporting a net loss of $(4.2) million and cash used in operating activities of $4.5 million. As of January 31, 2022, the company we had approximately $25.1 million of cash on hand.

During the quarter ended June 30, 2021, the Company commenced an “at the market” offering, under which it sold 90,888 shares generating gross proceeds of approximately $2.6 million ($2.5 million, net of commissions).

On June 24, 2021, the Company completed a firm commitment underwritten public offering of 1,150,000 ordinary shares at a public offering price of $23.00 per share for gross proceeds of approximately $26.5 million and was settled June 28, 2021. The Company incurred aggregate offering expenses for the public offering of approximately $1.8 million, including approximately $1.6 million of management, underwriting and selling expenses. Management believes the funds generated, along with existing cash, will be sufficient to fund the Company’s research and development activities, as well as the expansion of its operating infrastructure and achievement of numerous developmental milestones. The amount raised is at least sufficient to fund operations through March 2023.

The Company has incurred substantial operating losses since inception and expects to continue to incur significant operating losses for the foreseeable future and may never become profitable. The losses result primarily from its conduct of research and development activities.

The Company historically has funded its operations principally from proceeds from issuances of equity and debt securities and would expect to enter the capital markets if additional funding is required.

F-7

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated February 25, 2022)

NOTE 2. LIQUIDITY (Cont’d)

COVID-19 Effect

Beginning in early March 2020, the COVID-19 pandemic and the measures imposed to contain this pandemic have disrupted and are expected to continue to impact the Company's business operations. The magnitude of the impact of the COVID-19 pandemic on the Company's productivity, results of operations and financial position, and its disruption to the Company's business and clinical programs and timelines, will depend, in part, on the length and severity of these restrictions and on the Company's ability to conduct business in the ordinary course.

NOTE 3. BASIS OF PRESENTATION

Statement of Compliance and Basis of Presentation

These condensed consolidated interim financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), IAS 34 Interim Financial Reporting and interpretations of the International Financial Reporting Interpretations Committee. These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the audited consolidated financial statements of the Company for the year ended March 31, 2021.

These condensed consolidated interim financial statements have been prepared on an historical cost basis except for items disclosed herein at fair value (see Note 19, “Financial Instruments and Risk Management”). In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The Company has only one reportable operating segment.

These condensed consolidated interim financial statements were approved and authorized for issuance by the Audit Committee and Board of Directors on February 18, 2022.

Consolidation

The condensed consolidated interim financial statements include the accounts of the Company and,

(a) SalvaRx Limited (“SalvaRx”), a wholly-owned subsidiary, incorporated on May 6, 2015 in the British Virgin Islands.

(b) iOx Therapeutics Ltd. (“iOx”), a United Kingdom based immune-oncology company, a 60.49% subsidiary, incorporated in the United Kingdom on February 10, 2015. In September 2021, the Company, through SalvaRx, exchanged certain notes, accrued interest, warrants and receivables in exchange for shares of iOx. As a result of this exchange, the Company, through SalvaRx, increased its ownership up from 60.49% to 78.32%.

(c) Saugatuck Therapeutics, Ltd. (“Saugatuck”), a 70% owned subsidiary incorporated in the British Virgin Islands. Saugatuck and subsidiary refers to Saugatuck and Saugatuck Rx LLC.

(d) Portage Developmental Services, a 100% owned subsidiary incorporated in Delaware, which provides human resources, and other services to each operating subsidiary via a shared services agreement.

(e) SalvaRx LLC, a 100% owned subsidiary through SalvaRx.

F-8

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated February 25, 2022)

NOTE 3. BASIS OF PRESENTATION (Cont'd)

Consolidation (Cont’d)

(f) Saugatuck Rx LLC, a wholly-owned subsidiary of Saugatuck.

The following companies were disposed of on March 3, 2021 (see Note 7, “Disposition of PPL”):

•	Portage Pharmaceuticals Ltd. (“PPL”), a wholly-owned subsidiary acquired in a merger on July 23, 2013, incorporated in the British Virgin Islands.

•	EyGen Limited, (“EyGen”), a wholly-owned subsidiary of PPL, incorporated on September 20, 2016, in the British Virgin Islands.

•	Portage Glasgow Ltd. (“PGL”), a 65% subsidiary of PPL, incorporated in Glasgow, Scotland.

All inter-company balances and transactions have been eliminated in consolidation.

Non-controlling interest in the equity of a subsidiary is accounted for and reported as a component of stockholders’ equity. Non-controlling interests represent the 21.68% shareholder ownership interest in iOx and the 30% shareholder ownership interest in Saugatuck, which are consolidated by the Company. In years prior to March 31, 2021, non-controlling interest also included 35% in PGL. See Note 11, “Unsecured Notes Payable – iOx Unsecured Notes Payable” for a discussion of the Company’s settlement of loans with iOx.

Functional and Presentation Currency

The Company’s functional and presentation currency is the U.S. Dollar.

Use of Estimates and Judgments

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas where estimates are made include valuation of financial instruments, research and development costs, fair value used for acquisition and measurement of share-based compensation. Significant areas where critical judgments are applied include assessment of impairment of investments and goodwill and the determination of the accounting acquirer and acquiree in the business combination accounting.

Reclassifications

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations.

F-9

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated February 25, 2022)

NOTE 4. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies are set out in Note 4 to the fiscal 2021 audited consolidated financial statements. These policies have been applied consistently to all periods presented in these condensed consolidated interim financial statements.

Recent Accounting Pronouncements

Impact of Adoption of Significant New IFRS Standards in 2020

(a)	IAS 1: Presentation of Financial Statements, and IAS 8: Accounting Policies, Changes in Accounting Estimates and Errors (Amendment)

 The amendments to IAS 1 and IAS 8 clarify the definition of material and seek to align the definition used in the Conceptual Framework with that in the standards themselves, as well as ensuring the definition of material is consistent across all IFRS. The Company adopted these amendments effective January 1, 2020. The adoption of these amendments did not have a significant impact on the Company’s annual consolidated financial statements.

(b)	Conceptual Framework for Financial Reporting

 Together with the revised Conceptual Framework published in March 2018, the IASB also issued Amendments to References to the Conceptual Framework in IFRS Standards. The Company adopted the Revised Conceptual Framework effective January 1, 2020. The adoption of these amendments did not have a significant impact on the Company’s annual consolidated financial statements.

IFRS Pronouncements Issued But Not Yet Effective

New Accounting Standards, Interpretations and Amendments

Standards issued but not yet effective up to the date of issuance of the Company's condensed consolidated interim financial statements are listed below. This listing is of standards and interpretations issued, which the Company reasonably expects to be applicable at a future date. The Company intends to adopt those standards when they become effective.

(c)	Annual Improvements to IFRS Standards 2018-2020

The annual improvements process addresses issues in the 2018-2020 reporting cycles including changes to IFRS 9, “Financial Instruments,” IFRS 1, “First Time Adoption of IFRS,” IFRS 16, “Leases,” and IAS 41, “Biological Assets”.

i) The amendment to IFRS 9 addresses which fees should be included in the 10% test for derecognition of financial liabilities.

ii) The amendment to IFRS 1 allows a subsidiary adopting IFRS at a later date than its parent to also measure cumulative translation differences using the amounts reported by the parent based on the parent’s date of transition to IFRS.

iii) The amendment to IFRS 16’s illustrative example 13 removes the illustration of payments from the lessor related to leasehold improvements.

These amendments will be effective for annual periods beginning on or after January 1, 2022. The Company is currently evaluating the new guidance and impacts on its consolidated financial statements.

F-10

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated February 25, 2022)

NOTE 4. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(d)	IAS 37: Onerous Contracts - Cost of Fulfilling a Contract

The amendment to IAS 37 clarifies the meaning of costs to fulfil a contract and that before a separate provision for an onerous contract is established, an entity recognizes any impairment loss that has occurred on assets used in fulfilling the contract, rather than on assets dedicated to the contract. This amendment will be effective for annual periods beginning on or after January 1, 2022. The Company is currently evaluating the new guidance and impacts on its consolidated financial statements.

(e)	IAS 16: Proceeds Before Intended Use

The amendment to IAS 16 prohibits an entity from deducting from the cost of an item of Property, plant and equipment any proceeds received from selling items produced while the entity is preparing the assets for its intended use (for example, the proceeds from selling samples produced when testing a machine to see if it is functioning properly). It also clarifies that an entity is testing whether the asset is functioning properly when it assesses the technical and physical performance of the asset. The amendment also requires certain related disclosures. This amendment will be effective for annual periods beginning on or after January 1, 2022. The Company is currently evaluating the new guidance and impacts on its consolidated financial statements.

(f)	IAS 1: Presentation of Financial Statements

The amendment to IAS 1 clarifies how to classify debt and other liabilities as either current or non-current. The amendment will be effective for annual periods beginning on or after January 1, 2023. The Company is currently evaluating the new guidance and impacts on its consolidated financial statements.

(g)	Amendments to IFRS 10 and IAS 28: Sale or Contribution of Assets between an Investor and Its Associate or Joint Venture

The amendment addresses the conflict between IFRS 10, “Consolidated Financial Statements,” and IAS 28, “Investments in Associates and Joint Ventures,” in dealing with the loss of control of a subsidiary that is sold or contributed to an associate or joint venture. The amendments clarify that the gain or loss resulting from the sale or contribution of assets that constitute a business, as defined in IFRS 3, “Business Combinations,” between an investor and its associate or joint venture, is recognized in full. Any gain or loss resulting from the sale or contribution of assets that do not constitute a business, however, is recognized only to the extent of unrelated investors' interests in the associate or joint venture. The IASB has deferred the effective date of these amendments indefinitely, but an entity that early adopts the amendments must apply them prospectively. The Company is evaluating whether the adoption of the above amendment will have a material impact on its financial statements.

F-11

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated February 25, 2022)

NOTE 5. PREPAID EXPENSES AND OTHER RECEIVABLES

(In thousands)	As of December 31, 2021	As of March 31, 2021

Research & development tax credits	$257	$649
Prepaid insurance	206	1,445
Tax deposits	142	–
Other receivables	67	34
Other prepaid expenses	–	48
Total prepaid expenses and other receivables	$672	$2,176

In October 2016, the Company's wholly-owned subsidiary, PPL, agreed to a settlement, from a claim made against a supplier, to receive $120,000 in annual instalments of $11,250.  Through December 31, 2021, the Company has collected the full amount. The balance of $33,750 was classified $11,250 as a current asset in prepaid expenses and other receivables and $22,500 as a long-term receivable as of March 31, 2021. The installment note receivable was assigned to Portage by PPL prior to the disposition of PPL (see Note 7, “Disposition of PPL”).

NOTE 6. INVESTMENT IN ASSOCIATE

Details of the Company’s associate as of December 31, 2021 and March 31, 2021 are as follows:

Name	Principal Activity	Place of Incorporation and Principal Place of Business	Voting Rights Held as of December 31, 2021	Voting Rights Held as of March 31, 2021
Associate: Stimunity S.A.	Biotechnology	Paris, France	44.0%	44.0%

The following table is a roll-forward of the Company’s investment in Stimunity S.A. as of and for the nine months ended December 31, 2021 and 2020:

	As of and for the Nine Months Ended December 31,
(In thousands)	2021	2020

Balance, beginning of period	$1,735	$1,225
Additional investment	–	1,000
Share of (loss) income	(363)	270
Balance, end of period	$1,372	$2,495

On June 1, 2020, the Company made an additional $1.0 million investment in Stimunity upon Stimunity's achievement of certain agreed milestones, increasing its equity share in Stimunity to 44% (see Note 17, “Commitments and Contingent Liabilities”).

The Company accounts for its investment in Stimunity under the equity method and accordingly, records its share of Stimunity’s earnings or loss based on its ownership percentage. The Company recorded equity in (loss) income in Stimunity of $(261,000) and $(121,000) for the three months ended December 31, 2021 and 2020, respectively, and $(363,000) and $270,000 for the nine months ended December 31, 2021 and 2021, respectively.

Under the shareholders agreement, Portage has (i) a preferential subscription right to maintain its equity interest in Stimunity in the event of a capital increase from the issuance of new securities by Stimunity, except for issuances of new securities for stock options under a merger plan or for an acquisition, or (ii) the right to vote against any (a) issuances of additional securities that would call for the Company to waive its preferential subscription right, or (b) any dilutive issuance.

F-12

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated February 25, 2022)

NOTE 7. DISPOSITION OF PPL

On March 3, 2021, the Company disposed of 100% of its interest in PPL, which includes PPL’s interest in PGL and EyGen for $10 to an entity controlled by one of the Company’s current directors and one of the Company’s former directors (the “Purchaser’s Executives”). Under the terms of the arrangement, all outstanding payable obligations were assumed by the purchaser. Simultaneously, the Company and the Purchaser’s Executives entered into a Revenue Share Deed with PPL under which they will be entitled to certain revenue shares based on the achievement of milestones defined in the Revenue Share Deed. The Company may also be entitled to recover an intercompany receivable from the purchaser in the amount of $229,848 on the fourth anniversary of the Revenue Share Deed. The Company valued its interest in the Revenue Share Deed and the recovery of the $229,848 at zero for financials statement purposes. All other intercompany balances were cancelled. The Company no longer has any interest or obligations associated with PPL, PGL and EyGen, other than the interests provided for in the Revenue Share Deed.

NOTE 8. INVESTMENTS IN PRIVATE COMPANIES

The following is a discussion of our investments in private companies as of December 31, 2021 and March 31, 2021.

Intensity

In connection with the SalvaRx Acquisition in fiscal 2019, the Company acquired a $4.5 million interest in Intensity, a clinical stage biotechnology company, of 1.0 million shares, which represented a 7.5% equity interest in Intensity. The investment was recorded at fair value (which approximates cost) at the acquisition date. The investment in Intensity has been irrevocably designated as a financial asset recorded at fair value with gains and losses recorded through other comprehensive income. The fair value of the asset is determined by considering other comparable equity funding transactions by Intensity with unrelated investors.

On July 11, 2019, the Company entered into an agreement with Fast Forward Innovations Limited ("Fast Forward") to purchase Intensity Holdings Limited ("IHL"), a wholly-owned subsidiary of Fast Forward. The Company paid $1.3 million for IHL through the issuance of 129,806 ordinary shares. The sole asset of IHL consists of 288,458 shares of the private company, Intensity. This transaction increased the Company's ownership to 1,288,458 shares of Intensity.

During the year ended March 31, 2020, the Company recorded an unrealized gain of $1.6 million with respect to its investment in Intensity based upon Intensity’s then most recent valuation. There were no unrealized gains or losses recognized during the three and nine months ended December 31, 2021 and 2020.

As of each of December 31, 2021 and March 31, 2021, the Company owned approximately 8% of the outstanding shares of Intensity, on a fully diluted basis.

F-13

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated February 25, 2022)

NOTE 8. INVESTMENTS IN PRIVATE COMPANIES (Cont’d)

On October 28, 2021, Intensity Therapeutics, Inc. filed a Form S-1 Registration Statement with the SEC to register shares for a public offering. The offering was approved by the SEC, but subsequently withdrawn prior to closing. Intensity is still evaluating market conditions to determine the timing of an offering. At December 31, 2021, the Company has valued its investment in Intensity based on Intensity’s last financing. If the offering is successful, the Company will value its investment in Intensity based upon fair value (market price) and will record periodic changes in carrying value through OCI.

Sentien

In August 2015, the Company acquired 210,210 shares of Series A preferred stock in Sentien (“Preferred Stock”), a Medford, MA based private company for $700,000 of cash. The Preferred Stock is fully convertible into an equal number of common shares. The Company’s holdings represent 5.06% of the equity of Sentien on a fully diluted basis as of each of December 31, 2021 and March 31, 2021. The investment in Sentien has been irrevocably designated as a financial asset recorded at fair value with changes in fair value recorded through other comprehensive income. As of March 31, 2020, the Company recorded an unrealized loss of $0.7 million after determining that cost no longer was the best estimate of fair value due to a significant change in the strategy of Sentien and determined that the investment in Sentien no longer had any fair value as Sentien was no longer pursing the proposed indication from the time of the Company's initial investment.

NOTE 9. GOODWILL

(In thousands)	As of December 31, 2021	As of March 31, 2021

Balance, beginning of period	$43,324	$43,324
Balance, end of period	$43,324	$43,324

The Company’s goodwill arose from the acquisition of SalvaRx and its portfolio of several projects and investments.

As of December 31, 2021, the Company determined that it has only one cash-generating unit (“CGU”), the consolidated Portage Biotech, Inc.

Impairment Review

On an annual basis, pursuant to IAS 36, “Impairment of Assets,” the Company assesses its long-lived assets with definite lives, which are not yet available for use, for potential indicators of impairment.

If any such indication exists, the Company estimates the recoverable amount of the asset or CGU and compares it to the carrying value.

The Company performed its annual impairment test in each of fiscal 2021 and fiscal 2020 and estimated the recoverable amount of the above-noted CGU based on its value in use, which was determined using a capitalized cash flow methodology and categorized within level 3 of the fair market value hierarchy.

The recoverable amount of the CGU has been determined based on its value in use. The recoverable amount considered assumptions based on probabilities of technical, regulatory and clinical acceptances and financial support. Further, management uses risk-adjusted cash flow projections based on financial budgets. Management believes that any reasonably possible change in the key assumptions on which the recoverable amount is based would not cause the carrying amount to exceed its recoverable amount. The discount rate has been determined based on the Company’s best estimate of a risk adjusted discount rate.

F-14

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated February 25, 2022)

NOTE 9. GOODWILL (Cont’d)

The key assumptions used in the calculation of the recoverable amount include forecasts of the following:

(a)	revenues;
(b)	normalized operating expenses;
(c)	income taxes; and
(d)	capital expenditures.

Discounted cash flows are determined with reference to undiscounted risk adjusted cash flows, and the discount rate approximated 20.0% and 20.5% as of March 31, 2021 and 2020, respectively, based on the individual characteristics of the Company’s CGU, the risk-free rate of return and other economic and operating factors.

Additionally, at the end of each reporting period, the Company is required to assess whether there is any indication that an asset may be impaired. Pursuant to IAS 36, the Company reviewed its assets for any indicators of impairment and considered underlying fundamentals, execution, de-risking/advancement of assets and the value creation activities during the three and nine months ended December 31, 2021.

As of December 31, 2021, management assessed whether any indications of impairment existed for the Company’s CGU. As of December 31,2021, the Company’s market capitalization was less than its net assets, which is an external indicator of potential impairment. The Company evaluated this factor in conjunction with its assessment of the overall market environment and the progress made in developing the Company’s assets. The Company determined that a test for impairment was not required and no impairment was recorded for the three and nine months ended December 31, 2021.

NOTE 10. IN-PROCESS RESEARCH AND DEVELOPMENT AND DEFERRED TAX LIABILITY

In-process research and development (“IPR&D”) consists of the following projects (in 000’$):

Project #	Description	Value as of December 31, 2021	Value as of March 31, 2021
iOx:
PORT 2 (IMM60)	Melanoma & Lung Cancers	$84,213	$84,213
PORT 3 (IMM65)	Ovarian/Prostate Cancers	32,997	32,997
		117,210	117,210
Oncomer/Saugatuck	DNA Aptamers	178	178
		$117,388	$117,388

Deferred tax liability		$23,606	$24,050

As of December 31, 2021, management assessed whether any indications of impairment existed for the Company’s IPR&D. As indicated above, the Company did identify an external indicator of potential impairment but concluded that no test for impairment was required. Accordingly, no impairment was recorded for the three and nine months ended December 31, 2021.

Deferred tax liability (DTL) represents iOx’s estimated tax on the difference between book and tax basis of the IPR&D, which is taxable in the United Kingdom. During the three and nine months ended December 31, 2021, the Company recorded deferred tax (expense) benefit of $(0.1) million and $0.5 million, respectively, to reflect the effect of the change in currency translation rates, for this obligation settleable in Great British Pounds.

F-15

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated February 25, 2022)

NOTE 11. UNSECURED NOTES PAYABLE

Following is a roll-forward of notes payable:

	CURRENT	CURRENT	NON-CURRENT
(In thousands)	PPL	iOx	SalvaRx	Total

Balance, April 1, 2020	$200	$100	$3,361	$3,661
Repayment	–	–	(1,020)	(1,020)
Amortization of debt discount	–	–	76	76
Value of notes exchanged in warrant exercise	–	–	(2,640)	(2,640)
Settlement in connection with disposition of PPL	(200)	–	–	(200)
Loss on extinguishment of debt	–	–	223	223
Proceeds from loan payable	–	50	–	50
Balance, March 31, 2021	$–	$150	$–	$150
Exchange of notes payable and accrued interest for iOx shares	–	(150)	–	(150)
Balance, December 31, 2021	$–	$–	$–	$–

PPL and EyGen Unsecured Notes Payable

During the year ended March 31, 2017, the Company's subsidiaries, PPL and EyGen, completed a private placement of unsecured notes (the "PPL Unsecured Notes"). The balance outstanding as of March 31, 2020 was $0.2 million.

The PPL Unsecured Notes were settled as part of the disposition of PPL in March 2021 (see Note 7, “Disposition of PPL”).

SalvaRx Unsecured Notes Payable and Warrants

In connection with the SalvaRx Acquisition in January 2019, the Company assumed $3.96 million of principal in unsecured notes due on March 2, 2021 (or earlier upon a qualifying event), that bear interest at 7% per annum (the "SalvaRx Notes"). The fair value of the SalvaRx Notes was determined to be $3.4 million at January 2019. As the SalvaRx Acquisition was a qualifying event, the SalvaRx Notes became due upon the acquisition. In December 2019, the maturity date of the SalvaRx Notes was extended to June 2021.

The holders of the SalvaRx Notes received $7,500 of warrants in respect of each $10 thousand of principal issued. The warrants vest in the event of a qualifying transaction and are exercisable at a 30% discount to the implied valuation of SalvaRx. On the Acquisition Date, the fair value of the warrants, which are included in non-controlling interest, was determined to be $2.5 million using the Black-Scholes model.

During September 2020, the Company settled the SalvaRx Notes obligations originally due in June 2021 in an aggregate principal amount of approximately $3.7 million, plus accrued interest of $0.75 million in exchange for cash payments totaling $1.77 million and 397,604 of the associated SalvaRx warrants with an exercise price of $6.64 per share. The noteholders who accepted the offer exchanged their SalvaRx warrants for an equal number of Portage shares at the same price per share. The Company accounted for the contractual value of the exercised and outstanding warrants of $2.64 million (397,604 shares at $6.64 per share) as accrued equity issuable at September 30, 2020. The Company also recorded a loss of $1.26 million during the year ended March 31, 2021, to recognize the discount between the fair value of the underlying shares on October 13, 2020, the settlement date, ($9.80 per share) and the warrant exercise (contract) price of $6.64 per share.

F-16

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated February 25, 2022)

NOTE 11. UNSECURED NOTES PAYABLE (Cont’d)

Four of the Company's directors, Gregory Bailey, James Mellon (former director), Steven Mintz (in trust) and Kam Shah, received, in total, 363,718 of the warrants pursuant to this transaction. Subsequent to the exercise of the warrants in October 2020, Portage had 12,083,395 and 49,701 issued and outstanding shares and warrants, respectively.

The Company also recorded a loss on early extinguishment of debt of $0.22 million in the year ended March 31, 2021.

iOx Unsecured Notes Payable

In connection with the SalvaRx Acquisition in January 2019, the Company assumed $2.0 million of 7% convertible notes issued by iOx, a wholly-owned subsidiary of SalvaRx (the “Convertible Notes”), of which the Company holds $1.9 million. As a result of the SalvaRx Acquisition, iOx became a subsidiary of the Company during the year ended March 31, 2019. In accordance with IFRS 3, the fair value, including interest receivable, of the Convertible Notes were effectively settled against the note receivable upon the business combination.

On September 8, 2021, the Company, through SalvaRx, completed a settlement of loans (including interest) to and receivables from iOx for services rendered in exchange for 23,772 ordinary shares of iOx at a price of £162. Simultaneously, the Company entered into an agreement with Oxford Sciences Innovation, Plc (“OSI”), the holder of $0.15 million notes plus accrued interest under which OSI exchanged the notes plus accrued interest for 820 shares of iOx. The Company followed the guidance provided by an IFRS Discussion Group Public Meeting dated November 29, 2016, following the general tenets of IAS 39, “Financial Instruments: Recognition and Measurement,” and IFRIC 19, “Extinguishing Financial Liabilities with Equity Instruments” and recorded the exchange at historical cost. Additionally, no profit or loss was recorded in connection with the exchange. As a result of these transactions, the Company, through SalvaRx, increased its ownership up from 60.49% to 78.32%.

NOTE 12. INCOME TAXES

The Company is a British Virgin Island corporation. The Government of the British Virgin Islands does not, under existing legislation, impose any income or corporate tax on corporations.

PDS is a U.S. corporation and is subject to U.S. federal, state and local income taxes, as applicable.

iOx is subject to United Kingdom taxes.

F-17

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated February 25, 2022)

NOTE 12. INCOME TAXES (Cont’d)

The benefit from income taxes consists of the following:

	For the Nine Months Ended December 31,
(In thousands)	2021	2020

Current:
Federal	$–	$–
State and local	–	–
Foreign	21	65
Total	21	65

Deferred:
Federal	–	–
State and local	–	–
Foreign	444	–
Total	444	–
Benefits from income taxes	$465	$65

The following is a reconciliation of the U.S. taxes to the effective income tax rates for the nine months ended December 31, 2021 and 2020 ($ in thousands):

	2021	2020
Loss on ordinary activities before tax	$1,535	$–
Statutory U.S. income tax rate	21.0%	21.0%
Loss at statutory income tax rate	322	–
Losses (unrecognized)	(322)	–
Income tax benefit (expense)	$–	$–

The following is a reconciliation of the U.K. taxes to the effective income tax rates for the nine months ended December 31, 2021 and 2020 ($ in thousands):

	2021	2020
Loss on ordinary activities before tax	$2,434	$867
Statutory U.K. income tax rate	19.0%	19.0%
Loss at statutory income tax rate	462	165
Foreign currency effect on deferred tax liability	444	–
Research and development credit	21	65
Losses (unrecognized)	(462)	(165)
Income tax benefit (expense)	$465	$65

Research and development credit receivables of $0.3 million and $0.6 million were included in prepaid expenses and other receivables on the condensed consolidated interim statements of financial position as of December 31, 2021 and March 31, 2021, respectively.

F-18

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated February 25, 2022)

NOTE 12. INCOME TAXES (Cont’d)

The following is a reconciliation of financial statement loss to tax basis loss (in thousands):

	Nine months ended December 31, 2021				Nine months ended December 31, 2020
	United States	BVI	United Kingdom	Total	United States	BVI	Foreign	Total

Pre-tax (loss)	$(1,535)	$(6,802)	$(2,434)	$(10,771)	$–	$(3,880)	$(879)	$(4,759)
Losses not subject to tax	–	6,802	–	6,802	–	3,880	–	4,180
Taxable (loss)	$(1,535)	$–	$(2,434)	$(3,969)	$–	$–	$(879)	$(879)

As of December 31, 2021 and March 31, 2021, the Company's deferred tax assets and liabilities in the United Kingdom consisted of the effects of temporary differences attributable to the following (in thousands):

	December 31, 2021	March 31, 2021
Deferred tax assets:
Net operating loss	$2,151	$1,689
Deferred tax asset (unrecognized)	$2,151	$1,689

Deferred tax liabilities:
In process research and development	$23,606	$24,050
Deferred tax liability	$23,606	$24,050

iOx generated research and development cash credits of approximately $0.02 million and $0.065 million that have been recorded for the nine months ended December 31, 2021 and 2020, respectively.

As of December 31, 2021, the Company had U.S. deferred tax assets of $0.3 million which were not recognized for financial statement purposes. There were no U.S. deferred tax assets as of March 31, 2021.

NOTE 13. WARRANT LIABILITY

Below is the roll-forward of warrants issued by entity (see Note 11, “Unsecured Notes Payable”):

	PBI
	Exercise Price	Warrants	Amount
			In 000’$
Warrants outstanding, April 1, 2021	$6.64	49,701	$1,120
Exercise of warrants as of December 31, 2021	$6.64	(15,813)	(235)
Fair value adjustment as of December 31, 2021 (1) (2)	–	–	(726)
Warrants outstanding, December 31, 2021	$6.64	33,888	$159

F-19

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated February 25, 2022)

NOTE 13. WARRANT LIABILITY (Cont’d)

(1)	Portage warrant liability valued at contract price, adjusted for fair value using the Black-Scholes model.

The Black-Scholes assumptions used in the fair value calculation of the warrants as of December 31, 2021 were:

Risk free rate: 0.29%

Expected Dividend: $0

Expected Life: 0.78 years

Volatility: 67.78%

(2)	The Company recognized a gain of $0.3 million and $0.7 million in the three and nine months ended December 31, 2021, respectively, to reflect the change in fair value of the underlying warrants. The Company recognized a loss of $0.5 million and $0.4 million in the three and nine months ended December 31, 2020, respectively, to reflect the change in fair value of the underlying warrants.

NOTE 14. CAPITAL STOCK

(a)	Authorized ordinary shares: Unlimited number of common shares without par value.
(b)	Following is a roll-forward of ordinary shares for the nine months ended December 31, 2021 and 2020:

	Nine Months Ended December 31,
	2021		2020
	Ordinary Shares	Amount	Ordinary Shares (c)	Amount
	In 000’	In 000’$	In 000’	In 000’$
Balance, beginning of period	12,084	$130,649	10,988	$117,817
Shares issued in public offering and ATM	1,241	27,216	–	–
Warrants exercised	16	339	–	–
Shares issued for services	4	90	–	–
Shares issued in a private placement, net of issue costs	–	–	698	6,732
Exchange of SalvaRx warrants for Portage warrants	–	–	–	2,640
Settlement of non-controlling interest in SalvaRx	–	–	–	2,451
To reflect warrants issued and outstanding (d)	–	–	–	(330)
Fair value adjustment for shares issued at a discount in SalvaRx	–	–	397	1,256
Expiration of unexercised stock options	–	–	–	22
Balance, end of period	13,345	$158,294	12,083	$130,588

(c)	Number of ordinary shares have been retroactively adjusted to reflect the impact of 100:1 reverse stock split on June 5, 2020.
(d)	Represents the contractual value of the Portage warrants, which was adjusted to fair value of $271 using the Black-Scholes model in the nine months ended December 31, 2020.

On June 16, 2020, the Company completed a private placement of 698,145 restricted ordinary shares at a price of $10.00 per share for gross proceeds of $6.98 million to accredited investors. Directors of the Company subscribed for 215,000 shares, or approximately 30.8% of the private placement, for proceeds of $2.15 million. The Company incurred costs of approximately $0.25 million in connection with the offering, which was treated as contra-equity on the Company’s balance sheet.

F-20

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated February 25, 2022)

NOTE 14. CAPITAL STOCK (Cont’d)

During the quarter ended June 30, 2021, the Company commenced an “at the market” offering, under which it sold 90,888 shares generating gross proceeds of approximately $2.6 million ($2.5 million, net of commissions).

On June 24, 2021, the Company completed a firm commitment underwritten public offering of 1,150,000 ordinary shares at a public offering price of $23.00 per share for gross proceeds of approximately $26.5 million and was settled June 28, 2021. The Company incurred aggregate offering expenses for the public offering of approximately $1.8 million, including approximately $1.6 million of management, underwriting and selling expenses. The Company is using the net proceeds raised to fund its research and development activities and support operations. The amount raised is sufficient to fund operations through at least March 2023. Funds may be used to accelerate development activities to advance the Company’s product portfolio, working capital and general corporate purposes.

NOTE 15. STOCK OPTION RESERVE

(a)	The following table provides the activity for the Company’s stock option reserve for the nine months ended December 31, 2021 and 2020:

	Nine Months Ended December 31,
	2021		2020
(In thousands)	Non-Controlling Interest	Stock Option Reserve	Non-Controlling Interest	Stock Option Reserve

Balance, beginning of period	$11,468	$7,977	$10,618	$58
Share-based compensation expense	191	6,248	712	–
Expiration of unexercised stock options	–	–	–	(22)
Balance, end of period	$11,659	$14,225	$11,330	$36

Stock Options

The Board of Directors of the Company (the "Board") established a stock option plan (the "2013 Option Plan") under which options to acquire ordinary shares of the Company are granted to directors, employees and consultants of the Company. The maximum number of ordinary shares issuable under the 2013 Option Plan shall not exceed 10% of the total number of issued and outstanding ordinary shares, inclusive of all shares presently reserved for issuance pursuant to previously granted stock options. If a stock option was surrendered, terminated or expired without being exercised, the ordinary shares reserved for issuance pursuant to such stock option were available for new stock options granted under the 2013 Option Plan. The options vest on a schedule determined by the Board of Directors, generally over two to four years, and expire after five years.

F-21

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated February 25, 2022)

NOTE 15. STOCK OPTION RESERVE (Cont’d)

As of March 31, 2019, the Board decided to discontinue the 2013 Option Plan and during the year ended March 31, 2021, 2,980 outstanding options issued under the plan expired unexercised and no options remained outstanding under the 2013 Option Plan.

On June 25, 2020, at the annual meeting of shareholders, the Company’s new incentive stock option plan (the “2020 Stock Option Plan”) was approved, which authorized the directors to fix the option exercise price and to issue stock options under the plan as they see fit. The Company's 2020 Stock Option Plan is a 10% rolling stock option plan under which the directors are authorized to grant up to a maximum of 10% of the issued and outstanding ordinary shares on the date of grant.

Effective January 13, 2021, the Company amended and restated its 2020 Stock Option Plan to permit the grant of additional types of equity compensation securities, including restricted stock units and dividend equivalent rights (the "2021 Equity Incentive Plan"). The aggregate number of equity securities, which may be issued under the 2021 Equity Incentive Plan has not been changed.  Pursuant to the 2021 Equity Incentive Plan, on January 13, 2021, the Company granted an aggregate of 868,000 stock options exercisable at a price of US$17.75 per share, representing the closing price of the shares on the day immediately preceding the grant date, which expire on January 13, 2031 to various directors, officers and consultants of the Company. 350,000 options granted to members of the Board of Directors’ vest 1/3 on grant date, 1/3 on the first anniversary of the grant and 1/3 on the second anniversary of the grant. 518,000 options granted to consultants (one of whom is also a director) vest 1/3 on each of the first three anniversaries of the date of grant.

Additionally, the Company granted 243,000 restricted stock units on January 13, 2021, with a fair value of $17.75 per share, which was the closing price on the day immediately preceding the grant date. The restricted stock units vested on the date of grant, but underlying shares cannot be sold until one of four conditions are met.  In accordance with IFRS 2, “Share-based Payment,” the Company recognized compensation expense of $4.3 million in the year ended March 31, 2021, in connection with the RSU grants.

(b)	The movements in the number of options issued for the nine months ended December 31, 2021 and 2020 were:

	PBI 2021 Equity Incentive Plan		PBI 2013 Option Plan		iOx Option Plan (Subsidiary Plan)
	Nine Months Ended Dec. 31,		Nine Months Ended Dec. 31,		Nine Months Ended Dec. 31,
	2021	2020	2021	2020	2021	2020
Balance, beginning of period	868,000	–	–	2,980	1,924	2,599
Granted	–	–	–	–	–	–
Expired or forfeited	–	–	–	(2,980)	(649)	(675)
Balance, end of period	868,000	–	–	–	1,275	1,924
Exercisable, end of period	116,666	–	–	–	1,275	1,604

The Board discontinued the 2013 Option Plan in fiscal 2019.

F-22

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated February 25, 2022)

NOTE 15. STOCK OPTION RESERVE (Cont’d)

(c)	The following are the weighted average exercise price and the remaining contractual life for outstanding options by plan as of December 31, 2021 and 2020:

	PBI 2021 Equity Incentive Plan		PBI 2013 Option Plan		iOx Option Plan (Subsidiary Plan)
	As of December 31,		As of December 31,		As of December 31,
	2021	2020	2021	2020	2021	2020
Weighted average exercise price	$17.75	$–	$–	$–	$162.14	$163.80
Weighted average remaining contractual life (in years)	9.04	–	–	–	0.34	1.20

The vested options can be exercised at any time in accordance with the applicable option agreement. The exercise price was greater than the market price on the date of the grants for all options outstanding as of December 31, 2021 and March 31, 2021.

The Company recorded approximately $2.0 million and $6.2 million of share-based compensation expense with respect to the 2021 Equity Incentive Plan in the three and nine months ended December 31, 2021, respectively. There were no stock options outstanding in the prior year period under this plan. The Company expects to record additional share-based compensation expense of approximately $4.8 million through January 2024 with respect to the 2021 Equity Incentive Plan. Additionally, the intrinsic value of the stock options granted under the 2021 Equity Incentive Plan was nil at December 31, 2021.

The Company recorded approximately $0.03 million and $0.2 million of share-based compensation expense related to the iOx stock option plan for the three and nine months ended December 31, 2021, respectively, and approximately $0.2 million and $0.7 million for the three and nine months ended December 31, 2020, respectively. As of December 31, 2021, the Company’s iOx stock option plan was fully vested. Additionally, the intrinsic value of the iOx stock options was approximately $0.1 million at December 31, 2021, all of which is associated with vested exercisable options.

NOTE 16. (LOSS) PER SHARE

Basic earnings per share ("EPS") is calculated by dividing the net income (loss) attributable to ordinary equity holders of the Company by the weighted average number of ordinary shares outstanding during the year.

Diluted EPS is calculated by dividing the net income (loss) attributable to ordinary equity holders of the Company by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

Basic earnings per share ("EPS") is calculated by dividing the net income (loss) attributable to ordinary equity holders of the Company by the weighted average number of ordinary shares outstanding during the year.

Diluted EPS is calculated by dividing the net income (loss) attributable to ordinary equity holders of the Company by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

F-23

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated February 25, 2022)

NOTE 16. (LOSS) PER SHARE (Cont’d)

The following table reflects the loss and share data used in the basic and diluted EPS calculations (dollars in thousands, except per share amounts):

	Three Months Ended December 31,		Nine Months Ended December 31,
	2021	2020	2021	2020
Numerator (in 000’$)
Net loss attributable to owners of the Company	$(3,512)	$(1,184)	$(9,553)	$(4,335)
Denominator (in 000’)
Weighted average number of shares – Basic and Diluted	13,344	12,031	12,966	11,619
Basic and diluted (loss) per share (Actual)	$(0.26)	$(0.10)	$(0.74)	$(0.37)

The inclusion of the Company's stock options, restricted stock units and share purchase warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and are therefore excluded from the computation. Consequently, there is no difference between basic loss per share and diluted loss per share for the three and nine months ended December 31, 2021, and 2020. The following table reflects the outstanding securities by year that would have an anti-dilutive effect on loss per share, and accordingly, were excluded from the calculation.

	As of December 31,
	2021	2020
Stock options	868,000	–
Restricted stock units	243,000	–
Warrants	33,888	–

Inclusion of outstanding options or other common stock equivalents in the computation of diluted loss per share would have an anti-dilutive effect on the loss per share and are therefore excluded from the computation. Consequently, there is no difference between loss per share and diluted loss per share.

NOTE 17. COMMITMENTS AND CONTINGENT LIABILITIES

The Company was originally committed to invest approximately €1.5 million ($1.9 million) in Stimunity upon Stimunity’s achievement of certain agreed milestones. During the year ended March 31, 2019, the Company made a discretionary investment of €600,129 ($688,359) and on June 1, 2020, the Company made an additional discretionary investment of €800,000 ($1.0 million) investment towards the commitment. The remaining commitment was €100,000 as of December 31, 2021 (see Note 6, “Investment in Associate”).

NOTE 18. RELATED PARTY TRANSACTIONS

Investments

The Company has entered into related party transactions and certain services agreements with its investees.  Key management of the Company has also entered into related party transactions with investees. Key management personnel are those persons having the authority and responsibility for planning, directing and controlling the activities of the Company. The Board of Directors, Chairman, Chief Executive Officer and Chief Financial Officer are key management personnel.

The following subsidiaries and associates are considered related parties:

(a)	Stimunity. One of the two directors on the Board of Directors of Stimunity is controlled by Portage (see Note 6, “Investment in Associate”).

F-24

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated February 25, 2022)

NOTE 18. RELATED PARTY TRANSACTIONS (Cont’d)

(b)	iOx. Two of the three directorships on the Board of Directors of iOx is controlled by Portage. Additionally, Portage has an observer on the Board of iOx. The CEO of the Company is also the CEO of iOx, and the management team of the Company comprise the management team of iOx.

(c)	Saugatuck. One of the three directorships on the Board of Directors of Saugatuck is controlled by Portage. Additionally, the CEO of the Company is also the CEO of Saugatuck and the management team of the Company comprise the management team of Saugatuck.

(d)	Intensity. One of the four directorships on the Board of Directors of Intensity is represented by Portage. Additionally, the CEO of the Company is an officer and employee of Intensity (see Note 8, “Investments in Private Companies”).

(e)	PGL. PPL held 65% equity in PGL, committed to provide financing and also handles financial and administrative matters of PGL. The Company disposed of 100% of its interests in PPL and PGL on March 3, 2021 (see Note 7, “Disposition of PPL”).

(f)	Portage Development Services. A 100% owned subsidiary incorporated in Delaware, which provides human resources, and other services to each operating subsidiary via a shared services agreement.

The following are significant related party balances and transactions other than those disclosed elsewhere in the condensed consolidated interim financial statements:

Interest expense includes $78,427 interest incurred for the nine months ended December 31, 2020, on notes issued to members of the Portage Board of Directors. The SalvaRx Notes were settled as of August 6, 2020 and, accordingly, no further interest expense was incurred. In connection with the settlement of the SalvaRx Notes, $692,045 of accrued interest and $805,000 of principal was paid to directors. The directors also exchanged an aggregate $2,415,000 of notes payable for SalvaRx warrants at a price of $6.64, which were exchanged for Portage warrants and converted to Portage stock on October 13, 2020 (see Note 11, “Unsecured Notes Payable”).

In January 2020, a board member of the Company advanced the Company $1.0 million, which was repaid in July 2020. There was no interest or fees associated with this advance.

Transactions between the parent company and its subsidiaries, which are related parties, have been eliminated in consolidation and are not disclosed in this note.

On September 8, 2021, the Company, through SalvaRx, completed a settlement of loans (including interest) to and receivables from iOx for services rendered in exchange for 23,772 ordinary shares of iOx at a price of £162. Simultaneously, the Company entered into an agreement with Oxford Sciences Innovation, Plc (“OSI”), the holder of $0.15 million notes plus accrued interest under which OSI exchanged the notes plus accrued interest for 820 shares of iOx. The Company followed the guidance provided by an IFRS Discussion Group Public Meeting dated November 29, 2016, following the general tenets of IAS 39, “Financial Instruments: Recognition and Measurement,” and IFRIC 19, “Extinguishing Financial Liabilities with Equity Instruments” and recorded the exchange at historical cost. Additionally, no profit or loss was recorded in connection with the exchange. As a result of these transactions, the Company, through SalvaRx, increased its ownership up from 60.49% to 78.32%.

Bonuses & Board Compensation Arrangements

In December 2021, the Compensation Committee approved performance bonuses payable to senior management totaling $0.7 million. The bonuses were paid in December 2021.

F-25

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated February 25, 2022)

NOTE 18. RELATED PARTY TRANSACTIONS (Cont’d)

In addition, the Compensation Committee of the Board established board of director compensation. Effective January 1, 2022, each non-executive board member will be entitled to receive board fees of $40,000 per annum, payable quarterly in arrears. Additionally, each non-executive board member will be entitled to an annual grant of 6,900 options to purchase common shares, which would vest the first annual anniversary of the date of grant.

Additionally, the chairperson of each of the Audit Committee, Compensation Committee and Nomination Committee will be entitled to annual fees of $15,000, $12,000 and $8,000, respectively, payable quarterly in arrears. Members of those committees will be entitled to annual fees of $7,500, $6,000 and $4,000, respectively, payable quarterly in arrears.

NOTE 19. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial instruments recognized in the Company’s condensed consolidated interim statements of financial position consist of the following:

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments. These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The following table summarizes the Company’s financial instruments as of December 31, 2021 and March 31, 2021:

	As of December 31, 2021		As of March 31, 2021
	Amortized Cost	Fair Value through Other Comprehensive Income (FVTOCI)	Amortized Cost	FVTOCI

Financial assets
Cash and cash equivalents	$25,603	$–	$2,770	$–
Prepaid expenses and other receivables	$672	$–	$2,176	$–
Investments	$–	$8,781	$–	$9,144

	Amortized Cost	Fair Value through Profit or Loss (FVTPL)	Amortized Cost	FVTPL
Financial liabilities
Accounts payable and accrued liabilities	$477	$–	$1,938	$–
Unsecured notes payable	$–	$–	$150	$–
Warrant liability	$–	$159	$–	$1,120

A summary of the Company’s risk exposures as it relates to financial instruments are reflected below.

Fair value of financial instruments

The Company’s financial assets and liabilities are comprised of cash, receivables and investments in equities and private entities, accounts payable, warrant liability and unsecured notes payable.

The Company classifies the fair value of these transactions according to the following fair value hierarchy based on the amount of observable inputs used to value the instrument:

•      Level 1 – Values are based on unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date.

F-26

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated February 25, 2022)

NOTE 19. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Cont’d)

•      Level 2 – Values are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace. Prices in Level 2 are either directly or indirectly observable as of the reporting date.

•      Level 3 – Values are based on prices or valuation techniques that are not based on observable market data. Investments are classified as Level 3 financial instrument.

Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy.

Management has assessed that the fair values of cash and cash equivalents, other receivables and accounts payable approximate their carrying amounts largely due to the short-term maturities of these instruments.

The following methods and assumptions were used to estimate their fair values:

Investment in Sentien: Fair value of the asset is determined by considering strategy changes by Sentien (Level 3).

Investment in Intensity: Fair value of the asset is determined by considering other comparable equity funding transactions by Intensity with unrelated investors (Level 3).

Accrued equity issuable: The fair value is estimated based on the average of the quoted market prices for the period in which the shares were earned (Level 1).

Unsecured notes payable: The fair value is estimated using a Black-Scholes model (Level 3) (see Note 11, “Unsecured Notes Payable”).

Warrant Liability: The fair value is estimated using a Black-Scholes model (Level 3) (see Note 13, “Warrant Liability”).

There have been no transfers between levels of the fair value hierarchy for the nine months ended December 31, 2021 and the year ended March 31, 2021.

The Company’s financial instruments are exposed to certain financial risks: credit risk and liquidity risk.

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfil its payment obligations. The credit risk is attributable to various financial instruments, as noted below. The credit risk is limited to the carrying value as reflected in the Company’s condensed consolidated interim statements of financial position.

Cash. Cash is held with major international financial institutions and therefore the risk of loss is minimal.

Other receivables. The Company was exposed to credit risk attributable to its debtor since a significant portion of this amount represents the amount agreed on a settlement of a claim by PPL (see Note 5, “Prepaid Expenses and Other Receivables”), originally payable over the next four years. The installment note was repaid in full in July 2021.

F-27

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated February 25, 2022)

NOTE 19. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Cont’d)

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation. The Company holds sufficient cash to satisfy obligations under accounts payable and accruals.

The Company monitors its liquidity position regularly to assess whether it has the funds necessary to meet its operating needs and needs for investing in new projects. The Company believes that it has sufficient funding to finance the committed drug development work, apart from meeting its operational needs for the foreseeable future.

However, as a biotech company at an early stage of development and without significant internally generated cash flows, there are inherent liquidity risks, including the possibility that additional financing may not be available to the Company, or that actual drug development expenditures may exceed those planned. The current uncertainty in global markets could have an impact on the Company’s future ability to access capital on terms that are acceptable to the Company. There can be no assurance that required financing will be available to the Company. See Note 2, “Liquidity” and Note 14, “Capital Stock” for a discussion of the Company’s share offering.

NOTE 20. CAPITAL DISCLOSURES

The Company considers the items included in shareholders’ equity as capital. The Company had accounts payable and accrued expenses of approximately $0.5 million as of December 31, 2021 (approximately $1.9 million as of March 31, 2021) and current assets of approximately $26.3 million as of December 31, 2021 (approximately $4.9 million as of March 31, 2021). The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue new business opportunities and to maintain a flexible capital structure, which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.

As of December 31, 2021, shareholders’ equity attributable to the owners of the company was approximately $125.8 million (approximately $101.4 million as of March 31, 2021).

The Company is not subject to any externally imposed capital requirements and does not presently utilize any quantitative measures to monitor its capital. There have been no changes to the Company’s approach to capital management during the nine months ended December 31, 2021 and 2020.

F-28

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated February 25, 2022)

NOTE 21. NON-CONTROLLING INTEREST

(In thousands)	PGL	SalvaRx	iOx	Saugatuck and subsidiary	Total
Non-controlling interest as of April 1, 2021	$–	$–	$46,173	$(20)	$46,153
Share-based compensation expense	–	–	191	–	191
Exchange of notes payable, accrued interest and warrants for iOx shares	–	–	184	–	184
Net (loss) attributable to non-controlling interest	–	–	(436)	(317)	(753)
Non-controlling interest as of December 31, 2021	$–	$–	$46,112	$(337)	$45,775

(In thousands)	PGL	SalvaRx	iOx	Saugatuck	Total
Non-controlling interest as of April 1, 2020	$(81)	$2,451	$46,712	$28	$49,110
Share-based compensation expense	–	–	712	–	712
Exchange of SalvaRx warrants for Portage warrants in SalvaRx Note settlement	–	(2,451)	–	–	(2,451)
Net (loss) attributable to non-controlling interest	(10)	–	(317)	(32)	(359)
Non-controlling interest as of December 31, 2020	$(91)	$–	$47,107	$(4)	$47,012

On September 8, 2021, the Company, through SalvaRx, completed a settlement of loans (including interest) to and receivables from iOx for services rendered in exchange for 23,772 ordinary shares of iOx at a price of £162. See Note 11, “Unsecured Notes Payable – iOx Unsecured Notes Payable” for a further discussion.

Saugatuck and subsidiary includes Saugatuck and its wholly-owned subsidiary, Saugatuck Rx LLC.

NOTE 22. EVENTS AFTER THE BALANCE SHEET DATE

(a)	Amended and Restated 2021 Equity Incentive Plan and Grants of Stock Options and Restricted Stock Units

On January 19, 2022, the Board of Directors unanimously approved the Amended and Restated 2021 Equity Incentive Plan (the “Amended 2021 Equity Incentive Plan”). The Amended 2021 Equity Incentive Plan provides for:

(1)	An increase of aggregate number of shares available for awards to 2,001,812, which is equal to 15% of the issued and outstanding common shares in the capital of the Company as of January 19, 2022 subject to discretionary annual increases (on a cumulative basis) as may be approved by the Board in future years by a number of shares not to exceed an additional five percent (5%) of the aggregate number of shares then outstanding;

(2)	The authorization of incentive stock options (should shareholder approval be sought and obtained) under the Amended 2021 Equity Incentive Plan; and

(3)	The provision of dividend equivalent rights to be issued when authorized.

Pursuant to the Amended 2021 Equity Incentive Plan, on January 19, 2022, the Company granted an aggregate of 302,000 stock options exercisable at a price of US$10.22 per share, representing the average price of the shares on the day of grant (January 19, 2022), which expire on January 19, 2032 to various directors, officers and consultants of the Company. A total of 13,800 of the 302,000 stock options were granted to two members of the Board of Directors’ and vest on the first anniversary of the date of the grant. The balance 288,200 stock options were granted to employees (one of whom is also a director), and a consultant, which vest ratably on each of the first four annual anniversaries of the date of the grant.

F-29

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated February 25, 2022)

NOTE 22. EVENTS AFTER THE BALANCE SHEET DATE (Cont’d)

(a)	Amended and Restated 2021 Equity Incentive Plan and Grants of Stock Options and Restricted Stock Units (Cont’d)

Additionally, the Company granted 135,740 restricted stock units to employees (one of whom is also a director) on January 19, 2022, with a fair value of US$10.22 per share, representing the average price of the shares on the day of grant (January 19, 2022). The restricted stock units vest ratably on each of the first four annual anniversaries of the date of the grant.

(b)	New Appointments to the Board of Directors

On February 15, 2022, James Mellon, Linda Kozick and Mark Simon were appointed to the Board of Directors. Mr. Mellon owned approximately 23.9 % of the Company’s outstanding shares at that date. Additionally, Mr. Mellon had previously served as a member of the Board of Directors from 2016 to August 14, 2020. On February 16, 2022, in connection with the appointments, each of these directors were granted 13,800 non-incentive stock options, which vest ratably monthly over a three-year period. The options have an exercise price of $8.59 per share, the average price of the stock on February 15, 2022, the day immediately preceding the grant date, and will expire, if unexercised, on February 15, 2032.

F-30